
07005732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44133

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benjamin & Jerold Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 1575
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Benjamin Stevens (312) 554-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*


RECEIVED
MAR 0 7 2007
185
PROCESSING
SECTION

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Benjamin Stevens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benjamin & Jerold Brokerage, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 27th day of February, 2007.

Signature

President

Title

Notary Public


Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Benjamin & Jerold Brokerage, Inc.
Chicago, Illinois 60604

I have audited the accompanying statement of financial condition of Benjamin & Jerold Brokerage, Inc. as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Benjamin & Jerold Brokerage, Inc as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountant

Chicago, Illinois
February 27, 2007

BENJAMIN & JEROLD BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash and cash equivalents		$ 103
Receivable from broker/dealers		31,057
Deposit with broker		51,120
Total assets		$ 82,280

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses		$ 39,227
Stockholders' Equity		
Common stock, no par value; 1000 shares authorized, 100 shares issued and outstanding	1,000	
Additional paid-in capital	71,500	
Retained earnings (deficit)	(29,447)	
Total stockholders' equity		43,053
Total liabilities and stockholders' equity		$ 82,280

The accompanying notes are an integral part of these financial statements.

BENJAMIN & JEROLD BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on July 2, 1991. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Basis of Presentation – Pursuant to a request made by the Company to the National Association of Securities Dealers, Inc. (NASD), the Company requested and was granted a change in the audit year ended from September 30, 2006 to December 31, 2006. The accompanying financial statements cover the audit period from October 1, 2005 through December 31, 2006.

Securities Owned - Securities positions are valued at market value or estimated fair value. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholders.

BENJAMIN & JEROLD BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of the "aggregate indebtedness" as these terms are defined.

Net capital changes from day to day, but at December 31, 2006, the Company had net capital and net capital requirements of $43,053 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

NOTE 4 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Benjamin & Jerold, Inc. The Company has entered into an agreement with Benjamin & Jerold, Inc. whereby Benjamin & Jerold, Inc. will pay virtually all expenses on the Company's behalf, other than commissions and clearing charges. Pursuant to terms of this agreement, the Company incurred management fees to Benjamin & Jerold, Inc. totaling $520,031 for the period of October 1, 2005 through December 31, 2006. There are no amounts outstanding due to Benjamin & Jerold, Inc. at December 31, 2006. The management fees are allocated as follows in the statement of income:

Expense	Amount
Compensation and related expenses	$ 331,865
Communications	8,650
Other	179,516
Total	$ 520,031

Effective January 1, 2007, the Company intends to terminate the management agreement and pay its operating expenses directly.

NOTE 5 – LEGAL SETTLEMENT

The Company was named as a co-defendant in a NASD arbitration. The case was settled by both parties effective July 8, 2005. Terms of the agreement state that the Company pay the claimant $60,000 in three payments. Two payments have been made in the combined amounts of $39,000. The balance outstanding at December 31, 2006 of $21,000 is payable on October 1, 2007.

Further terms state that the remaining installments are collateralized by the Company's clearing agreement deposit and in the event that the Company ceases operations before all payments are made, any unpaid balance of this settlement is to be paid from the clearing agreement deposit.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include both exchanged traded and over-the-counter options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any credit or market risk, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

This agreement initially ends on February 28, 2009. The agreement may be terminated by either party with a 90 days written notice to the other party. If no written notification is given by 90 days prior to the end of the term, the agreement will automatically renew for successive 48 month periods. Upon termination, the Company will be subject to termination fees of $25,000 during the first 2 years of the initial period, $15,000 during year 3 and reasonable de-conversion expenses during the fourth year and thereafter. The Company is subject to a monthly minimum clearing charge of $3,000 and is required to maintain a $100,000 fidelity bond. The Company is required to have $50,000 on deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT – (Continued)

the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 – ADDITIONAL PAID-IN CAPITAL

Pursuant to a consent to action by stockholder, $21,500 was contributed as additional paid-in capital on October 1, 2006.

END